EXHIBIT 99.1

Aptose Biosciences to Present at Canaccord Genuity 37th Annual Growth Conference

SAN DIEGO and TORONTO, Aug. 03, 2017 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ:APTO) (TSX:APS), a clinical-stage company developing highly differentiated therapeutics that target the underlying mechanisms of cancer, today announced that William G. Rice, Chairman, President and Chief Executive Officer, and Gregory K. Chow, Senior Vice President and Chief Financial Officer, will participate at the Canaccord Genuity 37th Annual Growth Conference on Thursday, August 10th, 2017 at 11:30 a.m. ET at the Intercontinental Hotel, Boston, MA.

Dr. Rice will provide a corporate overview of the Company’s recent activities and strategic direction.

Time:	11:30 a.m. ET
Date:	Thursday, August 10, 2017
Location:	Intercontinental Hotel, Boston, MA

A live webcast of the Aptose presentation will be accessible by visiting:

http://wsw.com/webcast/canaccord26/apto

The webcast will be archived shortly after the live event and will be available for 90 days through the Aptose website at www.aptose.com

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
gchow@aptose.com

SMP Communications
Susan Pietropaolo
201-923-2049
susan@smpcommunications.com